Mail Stop 6010

October 25, 2007

Adam D. Singer, M.D.
Chief Executive Officer
IPC the Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, CA 91602

> **Re: IPC The Hospitalist Company Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed October 12, 2007**
> **File No. 333-145850**

Dear Dr. Singer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/Amendment No. 1
Prospectus Summary, page 1

1. We note your response to comment 5 and your revised disclosure, including the new language set forth in the last full paragraph on page 7. However, we still continue to believe that your summary does not present a balanced view of your company and your operations. Therefore, the comment is reissued. Please revise the summary to provide disclosure regarding any negative aspects of your company's experiences and prospects. For example, your discussion should include a caption that would make it comparable to the other paragraphs you include in the Summary where you discuss positive attributes

and strengths about your company. More specifically, you should include a caption that reads "Challenges We Face" or "Risks We Face." Additionally, your revised disclosure should include discussion that your independent auditors have identified a material weakness in your internal controls over financial accounting that could affect your ability to ensure timely and reliable financial reports; that your business appears to be 100% reliant on referrals from third parties; that your business is heavily concentrated in four states; and that your business is affected by competitive pressures in the hospitalist industry which could potentially exert downward pressure on your profit margins. Please also ensure that each of the factors you discuss is set forth in bullet format.

2. We note your response to comment 7 and your revised disclosure, including the disclosure on page 3 that indicates that hospitalists can include physicians, nurse practitioners and physician's assistants. Please revise your document so that this information is also disclosed on page 1 where you initially discuss the hospitalist concept.

3. We note your responses to comments 8 and 9 and your revised disclosure. However, your disclosure is still not clear as to how your company operates and earns revenue or what services you provide as oppose to your employees and affiliated professional organizations. Please revise your document so that the following information is made clear in your document:

   • who requests the services that IPC's employees or affiliates provide;
   • what services does IPC provide and what services do IPC's employees or affiliates provide;
   • who does IPC bill and who pays or reimburses IPC for services rendered by IPC and/or its employees or affiliates;
   • who does IPC employ and how are these employees paid;
   • how does the above mentioned differ in states where you are prohibited to employ any physicians.

4. Additionally, you indicate in your risk factor entitled "Because patients do not typically select their hospitalists . . . ." on page 17 that you are "completely" reliant on referrals from third parties. Please explain generally who these third parties are; whether the referring third parties obtain any compensation for the referral; and how you initially develop a relationship with such third parties to the point that they refer patients to you.

Our Company and Our Solution, page 3

5. You indicate in this section that you "employ" over 470 hospitalists. On page 63 under the subheading "Fee-Splitting and Corporate Practice of Medicine," you indicate that states such as Texas and Michigan, which represent approximately 25% and 11% of your business, respectively, have laws that prohibit you from employing physicians to practice medicine. Rather, with regard to those states that prohibit corporate practice of medicine, you indicate that you operate by maintaining long-term management contracts with affiliated professional organizations and further that in such cases you only perform non-medical administrative services. Please revise your disclosure on page 3 and throughout

your document to provide similar disclosure. Additionally, in your discussion, please briefly disclose the type of professional organizations you are affiliated with and to the extent you have agreements with such organizations, please file them as exhibits. You should also provide the material terms of such agreements in your Business section. If you do not believe such agreements are material, please provide a detailed explanation as to why you do not believe they are material.

"Competition for qualified hospitalists is intense, and we may not be able . . . .," page 14

6. We note your response to comment 23 and your supplemental response. We believe disclosure of your current affiliated turnover rate is important to investors in evaluating the risk factor independent of what your competitors may or may not have disclosed regarding similar information. Therefore, the comment is reissued. Please revise your disclosure to provide your current affiliated hospitalist turnover rate.

"Restrictions on immigration may affect our ability to compete for . . . .," page 14

7. We note your response to comment 26 and your supplemental response. We believe disclosure of the percentage of your affiliated hospitalist that are not US citizens is important to investors in understanding your risk factor discussion independent of what your competitors may or may not have disclosed regarding similar information. Therefore, the comment is reissued.

"We may not be able to effectively manage our growth," page 19

8. We note your response to comment 41 and your supplemental response that you do believe you are able to quantify the company's growth expectations for the next 12 to 18 months in a manner that would provide useful disclosure to potential investors. Please explain why not.

"Our intellectual property rights are valuable, and if we are unable to . . . .," page 19

9. We note your response to comment 43 and your supplemental response that you do not have any rights related to your IPC-Link®. Please provide similar disclosure in this risk factor.

"We may write-off intangible assets, such as goodwill," page 20

10. We note your response to comment 47 and your revised disclosure. However, our comment sought for you to disclose the value of goodwill you carry on your books as compared to the amount of your negative shareholder's equity and not your pro forma stockholder's equity. Therefore, our comment is reissued in part. Please revise to disclose the amount of your negative shareholder's equity.

Dilution, page 28

11. Refer to your response to comment 51. It appears that you are beginning this reconciliation with a net tangible book value that has been adjusted for certain transactions that will occur at the time of the offering. Please revise this table to begin with historical net tangible book value as reported in your financial statements. Present the adjustments as separate reconciling items, or clarify that you are indeed starting at historical net tangible book value.

Management's Discussion and Analysis of Financial Condition, page 32

Critical Accounting Estimates, page 34

12. Refer to your response to comment 54. Please revise your disclosure related to how you record net revenues to clarify this process similar to what you provided in the current response. It remains unclear based on the disclosure that you appear to book at the contractual rates generated by the system, so you do not have a true contractual allowance adjustment as appears to be implied by your references to "estimating the ultimate amount of revenue to be collected." Further we maintain that the aging schedule is important, so please provide the previously requested aging schedule in your document.

Results Of Operations, page 39

Six months ended June 30, 2007 compared to six months ended June 30, 2006, page 43

13. Refer to your response to comment 54(h). In addition to the disclosure of these amounts, include a discussion of what resulted in the significant changes in this metrics for the periods discussed.

Liquidity and Capital Resources, page 43

Contractual Obligations, page 45

14. Refer to your response to comment 56. We continue to believe that inclusion of your Claims Liability and Professional Liability Reserves in the Contractual Obligations Table will provide meaningful disclosure to your investors. Please include an estimate of the "reasonably likely" amounts expected to be paid in each future period in a revised table or explain to us more specifically why you are unable to provide this information.

Compensation Discussion and Analysis, page 70
Base Salary, page 75

15. We note your response to comment 57 and your revised disclosure. You indicate that the base salaries of your named executive officers were established using the "knowledge base" of the members of the Board and "input" from your venture capital investors as to compensation practices in their respective portfolio companies. Please discuss what you

mean by knowledge base and what factors the board considered and the impact these factors had. Similarly, please explain what you mean by input. What factors did the venture capital investors consider and how did they affect the determination of the base salaries of your named executive officers.

16. We note your response to 58 and your supplemental response. We continue to believe that that the identity of your independent compensation consultant is material information for investors. Therefore, the comment is reissued. Please revise your disclosure accordingly.

Narrative to Summary Compensation Table and Grants of Plan Based Awards, page 79

17. We note your response to comment 63 and your revised disclosure. You indicate in the last full paragraph of this section that you determined that your named executive officers were "well below the median levels and it was appropriate to grant 'catch-up' options to bring your executives closer to the median of the peer group. Please quantify approximately what percentile your named executive officers' compensation was as compared to the peer group prior to the "catch-up" as well as after.

Principal and Selling Stockholders, page 94

18. We note your response to comment 65 and your supplemental response. We believe a discussion of the private placement transactions where your selling stockholders acquired the securities that you are registering in this Form S-1 is material information to investors. Therefore, the comment is reissued. Please revise your document to provide the requested information.

Audited Consolidated Financial Statements – Years Ended December 31, 2006, page F-1
Consolidated Statements of Income, page F-4

19. Refer to your response to comment 69. Tell us how your presentation of Bad Debt Expense as a reduction to Revenues complies with Item 5-03(b)(5) of Regulation S-X.

20. Refer to your response to comment 71. Please revise your disclosure to clarify that the line item "Physician practice salaries, benefits, and other" is your cost of services provided.

Notes to Consolidated Financial Statements, page F-7

1. Operations and Significant Accounting Policies, page F-7
Restatement of Consolidated Financial Statements and Cumulative Effect of a change in Accounting Principle, page F-7

21. The table that you provide on F-8 related to the statements of income does not appear to agree with those statements of income. Specifically, the line item "Net income attributable to common stockholders" appears different from the one used in the EPS calculation as well as reported in the line item "Net income attributable to common

stockholders" on page F-4. Please explain this difference or revise the presentation accordingly.

8. Stock Option Plans, F-17

22. Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing that information is filed.

10. Earning Per Share, page F-21

23. Please explain to us the provisions of the preferred shares that required you to include them within the scope of EITF 03-06. Since it appears that you have restated your EPS calculations related to this issue, explain to us why you have not included the impact of this in your restatement note.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jim Peklenk at (202) 551-3661 or Jim Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert W. Kadlec, Esq.
       Sidley Austin LLP
       555 West Fifth Street, Suite 4000
       Los Angeles, CA 90013